FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of December, 2017

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated December 6, 2017, announcing that KDDI Selects Gilat’s Satellite Based LTE Cellular Backhaul Solution for Nationwide LTE Network in Japan.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated December 6, 2017	By:	/s/ Yael Shofar
Yael Shofar
General Counsel

KDDI Selects Gilat’s Satellite Based LTE Cellular Backhaul Solution for
Nationwide LTE Network in Japan

Gilat’s unique VSAT platform provides high quality voice and data services over LTE with true LTE data speeds

 Petah Tikva, Israel, Dec 6, 2017 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today that KDDI chose Gilat’s unique satellite based LTE cellular backhaul solution to extend reach and resilience with high speed data and high-quality voice over LTE (VoLTE) throughout Japan.

KDDI has chosen Gilat’s LTE cellular backhaul solution to provide voice, data and video services at true LTE speeds and high voice quality. Gilat’s VSATs will be installed in fixed sites as well as on deployable vehicles for emergency response - cellular on wheels (COW). The solution leverages Gilat’s patented LTE backhaul solution and leading mobility features to support continuous service for public safety, in addition to the outstanding performance provided in fixed LTE cellular sites. Hundreds of Gilat’s VSATs will be deployed in Japan nationwide.

“We are very pleased to select Gilat’s LTE cellular backhaul over satellite solution to play a key part in KDDI’s Mobile Services mission to deliver superior customer experience in Japan, including in islands and the metro-edge and for tourists visiting national parks and mountainous areas. Gilat’s technology will be used to extend our network reach as well as a basis for our disaster recovery capabilities,” said Nobuyuki Kawai, General Manager, Global Network Engineering and Operations Center at KDDI. “During our intense evaluation, Gilat’s solution stood out with its field proven carrier grade technology and superior performance that matches KDDI’s highest standards of quality requirements.”

“We are honored to have been selected by KDDI to support their vision of revolutionizing the lives of Japanese people and visitors to Japan, by providing superior connectivity with data and voice services over LTE (VoLTE) anytime and everywhere,” said Abhay Kumar, RVP Asia at Gilat. “We are pleased to continue to invest and offer outstanding technological innovation in the LTE domain, as MNOs throughout Asia invest strongly in LTE networks to gain new customers and increase their profitability and loyalty.”

“KDDI’s selection of Gilat is a true testimony to our leadership in delivering LTE backhaul solutions that are comparable in cost and user-experience to terrestrial solutions. We are seeing these deployments worldwide with tier-1 MNOs and service providers, who are committed to satisfying the ever-growing demand for broadband,” said Michal Aharonov, VP Global Accounts & Telecom Services at Gilat. “KDDI’s selection further validates Gilat’s vision, that LTE cellular backhauling over satellite provides affordable, high quality broadband connectivity, and solidifies Gilat as the market leader in this growing market."

About KDDI
KDDI Corporation, a Fortune Global 500 company and one of Asia's largest telecommunications providers, has a proven global track record of high quality service delivery. KDDI provides a diverse portfolio consisting of mobile phone services, fixed-line communication, and data centers, thus making us the optimum one-stop solution provider for everything telecommunications and IT environment related. For more information, please visit global.kddi.com

About Gilat
 Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds.  For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-look ng within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding  these and other risks and uncertainties associated with Gilat's business, reference  is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:

Gilat Satellite Networks
Doreet Oren
DoreetO@gilat.com

Comm-Partners LLC
June Filingeri, President
203-972-0186
junefil@optonline.net